

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 17, 2008

Mr. Brett Sandercock
Chief Financial Officer
Resmed, Inc.
14040 Danielson St.
Poway CA 92064-6857

> **RE: Resmed, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2007**
> **File No. 1-15317**

Dear Mr. Sandercock:

　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief